TSX: IMG NYSE: IAG	NEWS RELEASE

IAMGOLD PROVIDES QUARTERLY CÔTÉ GOLD PROJECT PROGRESS UPDATE

Toronto, Ontario, August 4, 2021 - IAMGOLD Corporation ("IAMGOLD" or the "Company") provides a second quarter update on activities at its Côté Gold Project ("Côté" or the "Project"). All dollar amounts are in US dollars at a USDCAD exchange rate of 1.30, unless otherwise indicated.

Overview

The Côté District, located 125 kilometres southwest of Timmins and 175 kilometres north of Sudbury, Ontario, Canada, includes the Côté Gold construction project and the adjacent Gosselin exploration zone. The Project is being developed by a 70:30 joint venture between IAMGOLD, as the operator, and Sumitomo Metal Mining Co., Ltd. ("SMM"), as a 13.1 million tonnes per year open pit operation estimated to produce, on a 100% basis, an average of approximately 469,000 gold ounces at all-in sustaining costs below $800 per ounce sold annually in its first six years of operation under the extended case mine plan cited in the 2018 feasibility study (see news release dated November 1, 2018), subject to receipt of certain additional permitting. The Company effectively owns 64.75% of the Project and the Gosselin zone which is currently undergoing a resource delineation drilling program and could provide future supplemental feed to the Côté mill. The Company expects to release an initial mineral resource estimate for the Gosselin zone in the fourth quarter of 2021.

As at June 30, 2021, detailed engineering reached approximately 82% and the Project overall was 27% complete. Procurement and expediting of major equipment contracts are progressing with the logistics contract awarded. The Project remains on track for commercial production in in the second half of 2023.

Activities During the Quarter

The second quarter saw an increased number of COVID-19 cases in the Timmins area. Although some cases were experienced by a small number of workers during this wave, heightened testing and additional constraints on site circulation were implemented which limited the number of cases. To date, the Company has not experienced a material impact on the construction schedule due to COVID-19.

Earthworks activities continue to progress with roadwork, water pumping, fish relocation, the completion of the tailing management coffer dam and continuation of drill and blast activities in the open pit.

Plant site blasting has been completed and final level adjustments are ongoing. The concrete batch plant has been commissioned and is in production and concrete pouring and form work has started with a focus on the ball mill and vertical mill foundation work. The freshwater line and overhead 13.8kV powerline have been completed, are being commissioned and are expected to provide 4MW line power availability to site in the third quarter of 2021. The Hydro One electrical upgrade work continues with the completion of tie-in modifications at the by-pass at Timmins Porcupine Main Substation and tower reinforcements and stringing in progress.

Construction of the permanent camp is progressing with approximately 60% of the planned permanent capacity commissioned at the end of July. The Project was accommodating over 700 workers at site at the end of July between temporary and permanent camp accommodations. The administrative building has been completed and the wastewater treatment plant is being commissioned.

Permitting and stakeholder engagement continues. On June 28, 2021, the Company, the Métis Nation of Ontario and SMM celebrated the signing of an impact and benefit agreement ("IBA") relating to Côté Gold. In addition to the existing IBA with Mattagami First Nation and Flying Post First Nation, the Company has completed all of the IBAs it expects to complete relating to the Project.

Operational readiness commenced with the start of the operation's new General Manager and a focus on organizational design review, maintenance and health and safety systems.

Costs Summary

The Company announced on July 22, 2021 that a Project review had identified certain estimated Project costs increases. In accordance with the terms of the joint venture, the updated capital costs will be reviewed by SMM. The table below summarizes the updated estimated Project costs as compared to the Company's previous estimate from July 2020:

Project costs estimate	July 2020	July 2021
Company's 70% share of Project costs estimate[1,2]	$875 - $925 million	$1,125 - $1,175 million
Leasing (on a 70% Project basis)	$80 million	$100 - $120 million[2]
USDCAD exchange rate	$1.35	$1.30
Expended - July 1, 2020 to June 30, 2021	-	$193.0 million[3]
Company's remaining 70% share of Project costs estimate	$875 - $925 million	$930 - $980 million

1 Total costs are approximately 95% capital expenditures and 5% non-capitalized costs. Approximately 95% of the estimated capital costs are in Canadian dollars. The Company has implemented a hedge program which includes USDCAD exchange rate hedging, described in further detail in the second quarter Management Discussion and Analysis "Market Risk - Summary of Hedge Portfolio".

2 Leasing is net of lease payments during the construction period. Previously $120 million at a USDCAD exchange rate of $1.30 (see news release dated May 3, 2021).

3 Recorded at an average USDCAD exchange rate of $1.2871.

The Company's remaining 70% share of Project costs from July 1, 2021 forward, based on these assumptions, is estimated at $930 million to $980 million. On an annual basis, the Company's share of estimated remaining total costs to completion is expected to be expended as follows: second half of 2021 - approximately $301.3 million; 2022 - approximately $510 to $540 million; and 2023 - approximately $120 to $140 million. The above-noted amounts are estimated at a USDCAD exchange rate of $1.30 and take into consideration working capital adjustments, therefore, actual amounts are expected to vary.

At June 30, 2021, the Company had total available liquidity of $1.3 billion.

As previously disclosed, based on information currently available and work completed to date, which is ongoing, the change in the project costs estimate was primarily driven by increased structural, mechanical, piping, electrical and concrete estimates for the processing plant facility and increases in earthworks and concrete estimates due to estimates updates and certain scope changes representing, collectively, almost 50% of the increase. Additional increases were estimated in mine facilities costs and the inclusion of a portion of the camp cost previously included in operating costs as a lease; resulting increases in indirect costs, EPCM and owner costs; direct costs related to COVID-19; and changes in the currency exchange rate; partially offset by the transfer of certain costs to the operating period. The revised project costs range includes new contingency amounts for the remaining expenditures estimate. These revisions result from increases in estimates including quantities and manpower, changes in scope, the negative impact of COVID-19 on labour productivity and inflation. The Project metrics remain similar as previously announced in the Company's July 21, 2020 news release with some estimated increases in cash costs and all-in-sustaining costs per ounce of gold sold primarily resulting from the impact of recent inflation on operating consumables.

Schedule and Upcoming Milestones

The planned construction schedule is approximately 32 months, and the remaining estimated schedule is 23 months, with achieved and the approximate currently estimated key milestone dates noted below:

• Construction start: Q3 2020 - commenced on schedule

• Major earthworks start: Q2 2021 - commenced early, in Q1 2021

• Main access road complete: Q3 2021

• Process building enclosed: Q1 2022

• Start of owner mining: Q3 2022

• Tailings Management Facility Phase 1 completed: Q4 2022

• Permanent power available: Q4 2022

• Commissioning completed: Q3 2023

• Commercial production: H2 2023

Work will continue to focus on earthworks, haul road construction and water management infrastructure around the pit site. Pre-stripping work in the pit is expected to continue and the permanent camp is expected to be fully commissioned in the third quarter 2021. Civil works, currently underway at the plant site, are expected to continue with the placement of pre-cast and cast-in-place concrete, as well as the preparation for erection of the plant building shell.

The Company continues to work on opportunities to further optimize the schedule. The schedule does not account for any potential delays or disruptions caused directly or indirectly by the COVID-19 pandemic, including potential impacts on timing of activities, productivity or workforce numbers, supply chain and logistics. The Company has all key permits in place for construction activities planned for 2021. Additional permits are required to complete certain subsequent construction elements planned for 2022 as well as commissioning of operations planned for 2023, all of which the Company expects to receive in due course.

District Potential

The Project has estimated mineral reserves totalling 7.3 million ounces of contained gold (on a 100% basis) in proven and probable reserve categories (calculated at $1,200 per ounce gold) and estimated mineral resources (calculated at $1,500 per ounce gold) totaling 10.2 million ounces in measured and indicated resource categories (including mineral reserves), with a further estimated 3.8 million ounces in inferred mineral resources (see news release dated February 17, 2021).

In addition to planned delineation drilling programs to support the future mining activities of the Côté Gold deposit itself, the Company is also carrying out an ongoing greenfield exploration program on the Côté Gold property. This greenfield exploration is included in the corporate exploration budget. In 2021, the Company expects to spend $2.8 million on greenfield exploration related to the Côté Gold property, including the Gosselin zone, and has spent $1.4 million in the first half of 2021.

The Gosselin zone is centered approximately 1.5 kilometres northeast of the Côté Gold deposit. Approximately 13,000 to 16,000 metres of diamond drilling is planned in 2021, focused on the delineation drilling program on the Gosselin zone, of which 10,200 metres were drilled in the first half of 2021. The Company expects to release an initial resource estimate for the Gosselin zone in the fourth quarter of 2021.

Pictures from Côté Gold - July 2021

Plant site - Overview

Pre-cast Concrete Foundations	Earthworks - Loading and Hauling

Caustic Mixing Tank	Permanent Camp Construction

Plant site - Mill Raft Foundation

Water Realignment Channel Bypass	Earthworks - Côté Lake Coffer Dam

Ball Pit and Mill Raft Foundations	Concrete - Batch Plant

Transmission Line - Erected Tower	Transmission Line - Along SR6 Road

Transmission Line - Stringing	Haul Road

Camp Construction

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

All information included in this news release, including any information as to the Company's future financial or operating performance, and other statements that express management's expectations or estimates of future performance, including statements in respect of the prospects and/or development of the Company's projects, other than statements of historical fact, constitutes forward-looking information or forward-looking statements  within the meaning of applicable securities laws (collectively referred to herein as "forward-looking statements") and such forward-looking statements are based on expectations, estimates and projections as of the date of this news release. For example, forward-looking statements contained in this news release are found under, but are not limited to being included under, the headings "Overview", ""Activities During the Quarter", "Costs Summary", "Schedule and Upcoming Milestones" and "District Potential", and include, without limitation, statements with respect to: the estimated production schedule for Côté Gold; the Company's guidance for production; cost of sales; total cash costs; all-in sustaining costs; the timing and amount of estimated future production; estimated costs of production; depreciation expense; effective tax rate; expected capital expenditures; operations outlook; the release of a maiden mineral resource estimate for the Gosselin zone; the progress of development at Côté Gold and whether the Project is on track for commercial production in H2-2023; the future price of gold and other commodities; construction of the permanent camp; the effects of COVID-19 on the Company, including its operations, the project schedule for the Côté Gold Project, key inputs, staffing and contractors, production and construction delays as well as the potential impacts on timing of activities, productivity or workforce numbers, supply chain and logistics; development and expansion projects; exploration; the estimation of mineral reserves and mineral resources; the realization of mineral reserve and mineral resource estimates; permitting timelines; exchange rates and currency fluctuations; requirements for additional capital; the Company's capital allocation; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims and limitations on insurance coverage. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to, the use of the words "may", "on track", "will", "should", "continue", "expect", "budget", "forecast", "anticipate", "estimate", "believe", "intend", "plan", "schedule", "guidance", "outlook", "potential", "transformational", "seek", "targets", "strategy", "superior" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies and, as such, undue reliance must not be placed on them.

The Company cautions the reader that forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, financial, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them. Forward-looking statements are also based on numerous material factors and assumptions, including as described in this news release, including with respect to: the Company's present and future business strategies; operations performance within expected ranges; anticipated future production and cash flows; local and global economic conditions and the environment in which the Company will operate in the future; the price of gold, copper, silver and other key commodities; projected mineral grades; international exchanges rates; anticipated capital and operating costs; the availability and timing of required governmental and other approvals for the construction of the Company's projects.

Risks, uncertainties, contingencies and other factors that could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements include, without limitation: the Company's business strategies; political and legal risks; the ongoing impact of COVID-19 and its variants on the Company and its workforce, the availability of labour and contractors, key inputs for the Company and global supply chains; the volatility of the Company's securities; litigation; contests over title to properties, particularly title to undeveloped properties; mine closure and rehabilitation risks; management of certain of the Company's assets by other companies or joint venture partners; the lack of availability of insurance covering all of the risks associated with a mining company's operations; business risks, including pandemics, adverse environmental conditions and hazards; unexpected geological conditions; potential shareholder dilution; potential activist engagements; increasing competition in the mining sector; ability to successfully integrate acquired assets; the profitability of the Company being highly dependent on the condition and results of the mining industry as a whole, and the gold mining industry in particular; changes in the global prices for gold, copper, silver or certain other commodities (such as diesel and electricity); consolidation in the gold mining industry; legal, litigation, legislative, political or economic risks and new developments in the jurisdictions in which the Company carries on business; government actions taken in response to COVID-19, including new variants of COVID-19, and any worsening thereof; changes in taxes, including mining tax regimes; the failure to obtain in a timely manner from authorities key permits, authorizations or approvals necessary for exploration, development or operation, operating or technical difficulties in connection with mining or development activities, including geotechnical difficulties and major equipment failure, such as a conveyor belt breakdown; seismicity, such as the seismic event that occurred at Westwood mine on October 30, 2020; the inability to participate in any gold price increase above the cap in any collar transaction entered into in conjunction with a gold sale prepayment arrangement; the availability of capital; the level of liquidity and capital resources; access to capital markets and financing; the Company's level of indebtedness; the Company's ability to satisfy covenants under its credit facilities; movements in interest rates; adverse changes in the Company's credit rating; the Company's choices in capital allocation; effectiveness of the Company's ongoing cost containment efforts; the ability to execute on the Company's de-risking activities and measures to improve operations; risks related to third-party contractors, including reduced control over aspects of the Company's operations and /or the failure of contractors to perform; risks arising from holding derivative instruments; changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; capital and currency controls in foreign jurisdictions; assessment of carrying values for the Company's assets, including the ongoing potential for material impairment and/or write-downs of such assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; the fact that reserves and resources, expected metallurgical recoveries, capital and operating costs are estimates which may require revision; the presence of unfavourable content in ore deposits, including clay and coarse gold; inaccuracies in life of mine plans; failure to meet operational targets; equipment malfunctions; security risks, including civil unrest, war or terrorism; information systems security threats and cybersecurity; laws and regulations governing the protection of the environment; employee relations and labour disputes; the maintenance of tailings storage facilities and the potential for a major spill or failure of the tailings facilities due to uncontrollable events, such as extreme weather or seismic events; potential for failure of the hydrostatic plug at the Westwood mine; lack of reliable infrastructure, including access to roads, bridges, power sources and water supplies; physical and regulatory risks related to climate change; unpredictable weather patterns and challenging weather at mine sites, such as the unusual levels of rain at the Rosebel mine in 2021; attraction and retention of key employees and other qualified personnel; availability and increasing costs associated with mining inputs and labour, negotiations with respect to new, reasonable collective labour agreements may not be agreed to; the availability of qualified contractors and the ability of contractors to timely complete projects on acceptable terms; the relationship with the communities surrounding the Company's operations and projects; indigenous rights or claims; illegal mining; the potential direct or indirect operational impacts resulting from external factors, including infectious diseases or pandemics, such as the COVID-19 outbreak, or adverse weather conditions; and the inherent risks involved in the exploration, development and mining business generally. Please see the Company's AIF or Form 40-F available on www.sedar.com or www.sec.gov/edgar.shtml for a comprehensive discussion of the risks faced by the Company and which may cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by forward-looking statements.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

NON-GAAP PERFORMANCE MEASURES

IAMGOLD uses certain non-GAAP financial performance measures in this news release, which are described in the following section.

Cash costs ("CC") per ounce sold and all-in sustaining costs ("AISC") per ounce sold, on an attributable basis, are non-GAAP performance measures. Cash costs include mine site operating costs such as mining, processing, administration, royalties, production taxes, and realized derivative gains or losses, exclusive of depreciation, reclamation, capital expenditures and exploration and evaluation costs. AISC include cost of sales, excluding depreciation expense, and includes sustaining capital expenditures which are required to maintain existing operations, sustaining exploration and evaluation expenses, sustaining lease principal payments, environmental rehabilitation accretion and depreciation, by-product credits, and corporate general and administrative costs. These costs are then divided by the Company's attributable ounces of gold sold by mine sites in commercial production to arrive at CC and AISC per ounce sold. The Company believes that the use of CC and AISC per ounce sold metrics will assist analysts, investors and other stakeholders of the Company in assessing its operating performance and its ability to generate free cash flow. CC and AISC per ounce sold are intended to provide additional information only and do not have any standardized meaning prescribed by IFRS, and are unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Although the World Gold Council defined an all-in sustaining costs measure in 2013, it is not a regulatory organization, and other companies may calculate this measure differently. These measures are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

Quality Control Notes

The information in this news release was reviewed and approved by L-B Denoncourt, P. Eng, Project Manager, Côté Gold for IAMGOLD. Mr. Denoncourt is a Qualified Person as defined by National Instrument 43-101.

About IAMGOLD

IAMGOLD is a mid-tier gold mining company operating in three regions globally: North America, South America and West Africa. Within these regions the Company is developing high potential mining districts that encompass operating mines, construction, development, and exploration projects. The Company's operating mines include Westwood in Canada, Rosebel (including Saramacca) in Suriname and Essakane in Burkina Faso. A solid base of strategic assets is complemented by the Côté Gold construction project in Canada, the Boto Gold development project in Senegal, as well as greenfield and brownfield exploration projects in various countries located in the Americas and West Africa.

IAMGOLD employs approximately 5,000 people. IAMGOLD is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD (www.iamgold.com) is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the JSI index1.

1 Jantzi Social Index ("JSI"). The JSI is a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60. It consists of companies which pass a set of broadly based environmental, social and governance rating criteria.

For further information please contact:

Indi Gopinathan, VP, Investor Relations & Corporate Communications, IAMGOLD Corporation

Tel: (416) 360-4743 Mobile: (416) 388-6883

Philip Rabenok, Manager, Investor Relations, IAMGOLD Corporation

Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le https://www.iamgold.com/French/accueil/default.aspx.